Tomichi Creek Outfitters

September 26, 2013

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Tomichi Creek Outfitters
Registration Statement on Form S-1
Filed August 20, 2013
File No. 333-190727

Dear Mr. Dobbie:

Tomichi Creek Outfitters submits this letter to you in response to your letter of September 16, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act.  Please revise your summary to disclose your status as a shell company.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revised the filing to indicate that we are a “shell company” and included a discussion about the resale limitations of Rule 144(i).  We have provided a copy of the discussion as it appears in the amended filing as written below.

The Company is a Shell Company as defined by as defined in Rule 405. As such, no shares will be eligible to be sold or transferred under Rule 144 until in excess of one year from the filing of the equivalent of Form 10 information by the Company with the SEC.

COMMENT:

2.

Please remove references to item numbers in the headings throughout the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have removed all references to item numbers in the heading throughout the prospectus.

COMMENT:

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that there is no written communications to present to potential investors as defined in Rule 405.  Similarly, there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.  Additionally, there are no brokers or dealers participating, or that will participate in our offering.

COMMENT:

Cover Page of Prospectus, page 1

4.

The cover page should be limited to one page.  Please revise accordingly.  In this regard, please eliminate any unnecessary repetition on the cover page.  Refer to Item 501(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have eliminated all unnecessary repetition on the cover page and limited it to one page in length.

COMMENT:

Part 1.  Summary Information Required in Prospectus, page 4

Summary Information and Risk Factors, page 4

5.

Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the business section on page 18 to provide a detailed summary of your business and current operations. Revise to clarify, if true, that you have not provided any professionally guided big game hunts, or scenic tours. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion of the time frame for implementing these future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for financing. If financing may not be available, please clarify.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the entire filing to accurately describe our current operations.  In addition, we have included a discussion where our President Mr. Gindro has agreed to provide the Company funds to further the business until it completes the offering.

COMMENT:

6.

Please revise to eliminate non-substantiable statements or other marketing language, including statements in this section that you will “provide clients with a once in a lifetime experience,” offer guided tours “on some of the most beautiful and land on the planet,” offer a “plethora of wildlife and stunning scenic views,” statements in the section starting on page 18 regarding “great home cooked meals,” “true undiscovered jewels of Colorado,” “life-time memory,” “memorable experiences which will keep them coming back,” and elsewhere throughout the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have removed all non-substantiable statements or marketing language.  We have removed this language throughout the prospectus.

COMMENT:

7.

Please revise to clarify what is meant by the phrase “harvest a big game animal.” Please also explain the relevance of your disclosure concerning the land Mr. Gindro’s “family first homesteaded in 1890.” Please also revise to substantiate your statement that you have access to “over 500,000 acres of private land.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing throughout to clarify what is meant by the phrase “harvest a big game animal.”   In addition, we believe that we have substantiated the discussion to make it relevant that Mr. Gindro’s family homesteaded some land in the area in 1890.  We have removed all reference to accessing over 500,000 acres of private land .

COMMENT:

8.

We note your disclosure that initial operations have included “promotional work on [y]our website www.tomichicreekoutfitters.com,” and “[d]efining initial short-term and long-term marketing efforts.” Please revise to explain what type of work has been done on your website, which appears to have no content. Additionally, please disclose with greater detail your intended initial marketing efforts.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we do have a promotional website.  We apparently were experiencing technical difficulties earlier in the month and our content provider has remedied the situation.  We apologize for the inconvenience.

COMMENT:

9.

We note your disclosure in the first full paragraph on page 5 that your auditor has issued a going concern opinion.  Please revise to disclose your cash on hand as of the most recent practicable date, your net losses, your monthly “burn rate,” and how long your present capital will last at that rate, here in the summary and in the liquidity section of your prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include our cash on hand and our resource for additional funding to meet obligations and further our business model.

COMMENT:

Risk Factors, page 8

General

10.

We note your disclosure on page 41 that your company has “not yet formulated a policy for handling conflicts of interest . . . .” As you disclose that Mr. Gindro currently works at other outfitter companies, please revise this section to include appropriate risk factor disclosure regarding the potential for conflicts of interest and your company’s lack of plans for addressing any such conflicts.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to remove all discussion that Mr. Gindro is employed by other outfitters.  Mr. Gindro does have other business activities and we believe that the second Risk Factor includes a discussion regarding potential conflicts of interest and the company’s lack of plans for addressing such conflicts.

COMMENT:

Risks Associated with Our Company, page 8

Jeremy Gindro, the Sole Officer and Director of the Company, page 8

11.

Please revise the second sentence of this risk factor to clarify that your business may never generate enough revenue to support the hiring of additional employees.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our second sentence of the risk factor to clarify that our business may never generate enough revenue to support the hiring of additional employees.

COMMENT:

We do not yet have any substantial assets and are totally dependent upon the proceeds, page 9

12.

We note the second sentence of the heading to this risk factor states that if you do not sell the shares in this offering, you will have to seek alternative financing to complete your business plan. Please revise this risk factor to clarify that if you do not sell the shares in this offering, there will be no offering, as this is an all-or-none transaction.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our risk fact to clarify that this is an all-or-none placement and therefore there will be no offering if we are not successful.

COMMENT:

Tomichi Creek Outfitters may not be able to attain profitability, page 10

13.

This risk factor appears to repeat information contained in the last risk factor on page 9. Please revise to eliminate repetition or explain why you have included some of this information twice.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to eliminate this risk factor as it is repeat information that is included in a previous risk factor.

COMMENT:

Item 4. Use of Proceeds, page 13

14.

Please revise this section to account for the expected costs of developing your business plan or explain why you believe that developing your business plan will not cost any money.

RESPONSE:

We acknowledge the Staff’s comment and confirm that there will be no costs related to developing our business plan as it is the sole responsibility of Mr. Gindro.  All costs that will be incurred from guided hunts or tours will be paid from deposits received and services rendered.

COMMENT:

15.

It does not appear that you have allocated any funds to the cost of leading trips and purchasing the equipment and other resources necessary to lead trips. Please tell us whether there will be any such costs to the company. If so, please revise your disclosure in the use of proceeds and plan of operations sections accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have not allocated any funds from our Use of Proceeds for leading trips and purchasing equipment and other resources necessary because all the necessities will be paid for from deposits and payment of services.  Please see section titled “Product Development” for a revised discussion addressing the equipment and resources necessary to lead trips.

COMMENT:

Item 8. Plan of Distribution, page 14

Terms of the Offering, page 15

16.

We note your disclosure here that “[a]ll subscription agreements and checks should be delivered to the Law Offices of Joseph Lambert Pittera, Esq.” Please reconcile this with the disclosure on page 6 that “[a]ll subscription agreements and checks should be delivered to Law Offices of Harold P. Gewerter, Esq., Ltd.” Similarly, we note your disclosure on page 18, under the heading “Interests of Named Experts and Counsel,” that “[t]he Law Offices of Joseph Lambert Pittera, Esq. is the named escrow agent for establishing a non-interest bearing bank account at the branch of Bank of America and bearing the title set forth on the Information.” Please reconcile this with your disclosure on page 15, indicating that the “Law Offices of Harold P. Gewerter, Esq., Ltd.” is your escrow agent.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to correctly identify that subscription agreement and checks should be delivered to Law Office of Harold P. Gewerter, Esq., Ltd.  In addition, we have also revised the “Interests of Named Experts and Counsel” to include Mr. Gewerter’s office and we correctly identified the bank where the escrow account will be established as Wells Fargo Bank.

COMMENT:

Deposit of Offering Proceeds, page 16

17.

This section repeats information contained in the last paragraph on page 15.  Please eliminate any repetition or explain why you have included some of the information twice.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing and eliminated repeat information in the “Deposit of Offering Proceeds” section which also appeared in the last paragraph of page 15 in the “Terms of the Offering” section.

COMMENT:

Business Overview, page 18

18.

Please revise this section to state as a belief actions that may occur in the future, such as your intentions to offer fully guided hunts, provide meals, market your company utilizing print advertising, attend out-of-doors trade shows, market your website, develop a smart-phone app, and create a “reality” television show. Similarly,   we note that the paragraph on page 19, under the subheading “Big Game Hunts,” conveys an impression that you are currently an operating company. Please revise to identify your operations as aspirational, consistent with the remainder of the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to address all of the Staff’s comments.  We have revised the filing throughout to identify our operations as aspirational.

COMMENT:

19.

We note that the information disclosed under the “Scenic Tours” subheading on page 19 repeats information from your business overview on page 18. Please eliminate any repetition or explain why you have included it here twice.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing and eliminated repeat information from the “Scenic Tours” sub-section that also appears in the main “Business Overview” section.

COMMENT:

20.

Your business overview as it currently stands contains no indication of how you expect to generate revenue. Please revise to include a detailed discussion regarding the types of services that you intend to offer, and their corresponding fees.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the types of services we plan to provide and their corresponding fees.

COMMENT:

Marketing, page 20

21.

Please expand upon your plans to develop a “smart phone app.”  As appropriate, please revise your use of proceeds and plan of operations accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all reference to the development of a “smart phone app” as we will not have the funds to develop during our first year of planned operations.

COMMENT:

22.

Please revise your disclosure in the last paragraph of page 19 to reconcile the statement that you have budgeted funds to attend “three out-of-doors shows” with the disclosure in the same paragraph that you plan to attend five sporting trade-shows.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to only include the three out-of-doors show we plan to attend.

COMMENT:

23.

Please revise the paragraph under the subheading “Web Site” on page 20 to clarify that you have no agreements in place with any “established outdoor outfitters” and to eliminate references to such as Bass Pro Shops, Cabela’s and Gander Mountain until you have agreements with such companies.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our and eliminated references to all named outdoor outfitters.  In addition, we have included wording that we do not have any agreements in place with any outdoor outfitters.

COMMENT:

Growth Strategy of the Company, page 20

24.

Please revise this section to explain how you intend to obtain growth through “the explosion of the popularity of reality television shows.” In this regard, we note that there is no discussion of any such plan in either your use of proceeds or MD&A sections. Please also explain why you believe your business, which has no operating history, is a good candidate for a reality television show.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all references to reality television shows as this is an aspiration of the Company, but it is not a realist goal at this stage of our company.

COMMENT:

Competitor Analysis, page 20

25.

We note your statement that “[t]he outdoor enthusiasts’ marketplace in Colorado is vast with many established competitors.” Please revise to reconcile this with the statement that “there are only two other outfitters with a fifty mile radius of [y]our location.” Please also explain why you believe “there is market share available” for your company.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include a discussion on how we believe there will be sufficient market share available for our Company.  In addition, we have expanded our discussion on the two existing outfitters within a fifty mile radius.

COMMENT:

12 Month Growth Strategy and Milestones, page 20

26.

We note that this heading appears twice on page 20.  Please revise to avoid unnessary duplication.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the duplicate heading.

COMMENT:

27.

We note your statement that you estimate generating revenue approximately six months following the closing of the offering. Please reconcile this with the statement on page 4 that you “hope[] to start generating revenue approximately six to nine months after the closing of the public offering.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to provide consistency with our statement that we “estimate to start generating revenue approximately six months after the closing of the public offering.”

COMMENT:

28.

Please also balance your disclosure throughout the prospectus to clarify that generating revenue approximately six to nine months after the closing of the offering appears to be an ambitious goal and that you may not be in a position to generate revenue for a much longer period of time and you may need additional funding in order to sustain your business.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to clarify that generating revenue approximately six months after the closing of the offering may be ambitious and we may need additional funding.  We have revised the amended filing throughout and we have provided a copy of the discussion below as it now appears.

“We estimate generating revenue approximately six months following closing of the offering.  Investors should note that generating revenue approximately six months after the closing of the offering may be an ambitious goal and the Company may not be in a position to generate revenue for a much longer period of time and we may need additional funding in order to sustain our business.”

COMMENT:

29.

Please revise to state as a belief that you have “prudently budgeted the $30,000 to sustain operations for a twelve-month period.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the discussion to include the wording that “We believe we have prudently budgeted the $30,000 to sustain operations for a twelve-month period.”

COMMENT:

Quarter, page 21

30.

We note your disclosure under the subheading “7-9 Months (estimated expenditures $4,500),” in bullet points 3 and 4, that you plan to “identify other opportunities . . . such as reality TV or some type of inclusion in Colorado Public Television,” and to “initiate drafting of a two-year business plan . . . .” Please explain why these activities are not included in your use of proceeds section on page 13.

RESPONSE:

We acknowledge the Staff’s comment and explain that the activities including identifying other joint venture opportunities, potential opportunities to be included in reality TV or on Colorado Public Television are activities that will be undertaken by Mr. Gindro.  We do not believe there will be any additional costs to the company as Mr. Gindro will solely address these activities.

COMMENT:

Need for any Government Approval of Products or Services, page 21

31.

We note your disclosure here that Colorado requires guide licenses for guides, and that your guides are required to maintain current Colorado Guide licenses. Please revise to disclose whether your guides are currently in compliance and the annual cost of such licenses. Similarly, it would appear that hunting licenses may be required for your hunting operations. Please advise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the annual compliance requirements including hunting licenses required and amount of the surety bond required.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

32.

Please revise this section to include a discussion of the costs of being a public company, having office space, hiring employees and any other expenses you will incur. If the acquisition of additional funds is contemplated during your first year, please estimate how much you will need and what sources of funding you will look to.

RESPONSE:

We acknowledge the Staff’s comment and we have expanded our discussion to identify our President as the source for funds to cover the costs of being a public company.  In addition, we have added a discussion regarding employees, office space and other expenses we can expect to incur during the first year of operations.

COMMENT:

Plan of Operations, page 35

33.

We note your statement that your company plans to “commence operations and execute its business plan . . . upon receipt of the first proceeds received from the raise.” Please revise this to clarify that you will only be able to use proceeds when the entire offering has been completed. Please also revise to explain how you intend to initially execute your business plan, as it appears from your disclosure on page 21 that you will not even have a business plan until at least 9 months after the offering.

RESPONSE:

We acknowledge the Staff’s comment and believe that we have addressed the Staff’s comment with our response to comment 32 above.

COMMENT:

34.

We note your intentions to “recruit and hire experienced guides as the business grows.” Please revise this section to include a timeline for this plan, as well as more details concerning how many employees you contemplate hiring and what their salaries will be.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include a discussion on how many employees we contemplate on hitring and what their salaries will be.

COMMENT:

0-3 Months, page 36

35.

We note your disclosure here that $1,800 will be budgeted for Licensing Fees. Please explain why this is not discussed on page 21 of your business section. Please also be specific about the type of licensing to which you refer.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our “12 Month Growth Strategy and Milestones” section to include the specify names of the licenses, bond and permits required.

COMMENT:

7-9 Month, page 37

36.

We note your disclosure of anticipated expenditures for convention and exposition fees.  Please revise your “12 Month Growth Strategy and Milestones” on page 21 to reflect these costs.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the timing of the deposits and for attending the outdoors shows and expositions in the “12 Month Growth Strategy and Milestones” section.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 38

37.

Please revise Mr. Gindro’s biography on page 39 to include the information required by Item 401 of Regulation S-K. Specifically, please clearly disclose the positions held by Mr. Gindro during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In this regard, we note your disclosure that “Mr. Gindro has been a big game guide for individuals and groups of hunters,” and that he “works for several outfitters in the southern half region of Colorado.” Please also revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Gindro should serve as a director. Refer to Item 401(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the business of employment, duties, and dates for our officer in compliance with Item 401(e) of Regulation S-K.

COMMENT:

38.

Please include disclosure regarding how much you plan on paying Mr. Gindro if you decide to pay him a salary.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the following discussion regarding paying Mr. Gindro.  “The Company does not pay Mr. Gindro a salary and has no plans to pay him a salary.   However, in the event he acts as a guide for any of the hunts he will receive compensation for his services”.

COMMENT:

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

39.

We note your disclosure in Note 4 to the financial statements that on “July 31, 2013, the President has loaned the Company $100.” Please revise this section to include the information required by Item 404 of Regulation S-K related to this loan.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include disclosure of the loan for $100 made by our President to comply with Item 404 of Regulation S-K.

COMMENT:

40.

Please disclose how and when you anticipate the company will repay the approximately $9,000 that Mr. Gindro may loan to the company to allow the company to meet its obligations during the offering period. Please also disclose the terms of these loans, if known, including interest rate and maturity date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the statement that “Mr. Gindro has agreed to advance the funds to the Company and does not expect repayment of the funds as they will be booked as capital contribution.”

COMMENT:

Undertakings, page 45

41.

Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our undertakings to match the language set forth in Item 512 of Regulation S-K..

COMMENT:

Exhibit 99.1: Subscription Agreement

42.

Please revise subpart (b) of subscriber representation 4, as it is not appropriate to ask subscribers to represent that they have relied only on the prospectus and not upon any representations made by any persons.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the Subscription Agreement and removed wording requesting subscribers to represent that they relied only on the prospectus and not upon any representations made by any persons.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeremy Grindro

Jeremy Gindro